EXHIBIT 99.1

Caledonia Mining Corporation Plc: Notification by Significant Shareholder

ST HELIER, Jersey, Sept. 07, 2021 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL) announces that, further to the Company’s announcement on September 3, 2021 that  Van Eck Vectors Junior Gold Miners ETF is now a “significant shareholder” of the Company as defined by the AIM Rules for Companies, it subsequently received a notification on September 3, 2021 from Van Eck Associates Corporation (“Van Eck”) containing details of Van Eck’s shareholdings in the Company held through two of its funds. A copy of the notification is below.

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)[i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Caledonia Mining Corporation PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		Van Eck Associates Corporation
City and country of registered office (if applicable)		New York, NY USA

4. Full name of shareholder(s) (if different from 3.)[v]
Name		VanEck Vectors Junior Gold Miners ETF VanEck Vectors Junior Gold Miners UCITS ETF
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		19 March 2021
6. Date on which issuer notified (DD/MM/YYYY):		3 September 2021
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	3.91%		3.91%	12,118,820
Position of previous notification (if applicable)	N/A		N/A

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
JE00BF0XVB15	473,246	3.91%

SUBTOTAL 8. A	473,246	3.91%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii
Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
VanEck Vectors Junior Gold Miners ETF	3.55%		3.55%
VanEck Vectors Junior Gold Miners UCITS ETF	0.36%		0.36%

10. In case of proxy voting, please identify:
Name of the proxy holder		Glass Lewis
The number and % of voting rights held		473,246 shares and 3.91% voting right
The date until which the voting rights will be held		Open

11. Additional informationxvi

Place of completion	Tampa, FL USA
Date of completion	3 September 2021

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793

WH Ireland Adrian Hadden	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.